UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-141703-02

Commission File Number: 333-205455

DISCOVER FUNDING LLC (as depositor of Discover Card Execution Note Trust) on behalf of DISCOVER CARD EXECUTION NOTE TRUST (Exact Name of issuing entity as specified in charter)	DISCOVER FUNDING LLC (as depositor of Discover Card Execution Note Trust) (Exact Name of depositor as specified in charter)

c/o Discover Funding LLC

800 Prides Crossing, Suite 100

Newark, Delaware 19713

(703) 720-3148

(Address, Including Zip Code, and Telephone Number, Including Area Code, of the issuing entity’s Principal Executive Offices)

800 Prides Crossing, Suite 100 Newark, Delaware 19713 (703) 720-3148 (Address, Including Zip Code, and Telephone Number, Including Area Code, of the depositor’s Principal Executive Offices)

DiscoverSeries Class A(2021-2) Note

DiscoverSeries Class A(2023-1) Note

DiscoverSeries Class A(2023-2) Note

(Title of each class of securities covered by this Form)

(Discover Card Execution Note Trust is the issuing entity of each above-referenced class of securities)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☒

Approximate number of holders of record as of the certification or notice date: 0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DISCOVER FUNDING LLC
Acting solely in its capacity as depositor of Discover Card Execution Note Trust and, in such capacity, on behalf of Discover Card Execution Note Trust

By:	/s/ Eric Bauder
	Name:	Eric Bauder
	Title:	Assistant Vice President, Treasurer

September 15, 2026